DUNN RUSH & CO. LLC

FINANCIAL STATEMENT

December 31, 2019

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- **68293**

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2019** (MM/DD/YY) AND ENDING **12/31/2019** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Dunn Rush & Co. LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Franklin Street, 26th Floor
(No. and Street)

Boston	**MA**	**02110**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Dunn **617-451-0001**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Knight Rolleri Sheppard CPAS, LLP
(Name – *if individual, state last, first, middle name*)

1499 Post Road, Suite 1040	**Fairfield**	**CT**	**06824**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

CONFIDENTIAL TREATMENT REQUESTED

OATH OR AFFIRMATION

I, __Kevin Dunn__ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Dunn Rush & Co. LLC__ , as

of __December 31__ , 20 __19__ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

None



MARIE-JENNIFER MATHURIN
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
August 9, 2024

_____
Notary Public

_____
Signature

__Managing Partner__
_____
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**_For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._

TABLE OF CONTENTS



Knight • Rolleri • Sheppard, CPAS, LLP
Michael J. Knight, CPA, CVA, CFE, ABV
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA, CFF

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Dunn Rush & Co., LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Dunn Rush & Co., LLC as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Dunn Rush & Co., LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Dunn Rush & Co., LLC's management. Our responsibility is to express an opinion on Dunn Rush & Co., LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Dunn Rush & Co., LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

KRS CPAS, LLP

Knight Rolleri Sheppard CPAS, LLP
We have served as Dunn Rush & Co., LLC's auditor since 2016.

Fairfield, Connecticut
February 16, 2020

1499 Post Road, Suite 1040 • Fairfield, CT 06824 | 115 E. Putnam Avenue • Greenwich, CT 06830
p:203.259.2727 • f:203.256.2727 www.krscpasllp.com

American Institute of Certified Public Accountants • Connecticut Society of Certified Public Accountants
New York State Society of Certified Public Accountants • Public Company Accounting Oversight Board

DUNN RUSH & CO., LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS

Cash	$	310,360
Prepaid expenses		68,160
Deposits		8,246
Right-of-use asset		45,318
	$	432,084

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	79,232
Pension liability		358,600
Lease liability		45,318
		483,150
Members' equity		(51,066)
	$	432,084

NOTES TO FINANCIAL STATEMENT
December 31, 2019
(See Report of Independent Registered Public Accounting Firm)

Note 1   **Organization and nature of business**

Dunn Rush & Co. LLC (the "Company") was formed in 2009 and is a Massachusetts limited liability company. The Company offers merger and acquisition, financial advisory, and private placement services in accordance with the management agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is a registered broker dealer under the Securities Exchange Act of 1934 and is a member of FINRA and the Securities Investor Protection Corporation ("SIPC").

All member units are restricted from transfer, unless transferred to permitted transferee's as defined in the agreement, without the Company and members being offered the first right to repurchase the units. If the Company and the other members do not exercise their right, the units may be sold to a bona fide third party.

Note 2   **Summary of significant accounting policies**

Revenue recognition
Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Revenue from contracts with customers includes fees from investment banking and financial advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue from investment banking success fees are generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction).

DUNN RUSH & CO. LLC

NOTES TO FINANCIAL STATEMENT (CONTINUED)
December 31, 2019
(See Report of Independent Registered Public Accounting Firm)

Note 2 **Summary of significant accounting policies (continued)**

Revenue recognition (continued)
Revenue from financial advisory retainer fees are generally recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer.

Revenue from financial advisory valuation fees are generally recognized at the point in time that performance under the arrangement is completed. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2019, contract liabilities were $0. Disaggregation can be found on statement of operations for the year ended December 31, 2019.

Recent Accounting Pronouncements
In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2018. A leasee will be required to recognized on the balance sheet, the assets and liabilities for lease terms of more than 12 months. This change was applied prospectively from January 1, 2019 and there was no impact on our previously presented results. The adoption of the new lease standard resulted in no change to beginning member's equity.

Income taxes
The members of the Company have elected to have the Company taxed as a partnership for income tax purposes. Accordingly, the Company is not subject to federal or state income taxes. All taxable income/loss and tax credits are reflected on the income tax returns of the members.

Income tax positions
The Financial Accounting Standards Board ("FASB") has issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that income tax positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse affect on the Company's financial condition, results of operations or cash flows.

Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions.

If the Company incurs interest or penalties as a result of unrecognized tax positions the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

DUNN RUSH & CO. LLC

NOTES TO FINANCIAL STATEMENT (CONTINUED)
December 31, 2019
(See Report of Independent Registered Public Accounting Firm)

Note 2   **Summary of significant accounting policies (continued)**

Fair value of financial instruments
The carrying amounts of financial instruments, including cash, prepaid expenses, deposits, and accounts payable and accrued expenses, approximates fair value due to the short term maturities of these assets and liabilities.

Use of estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Advertising
The Company expenses the cost of advertising as it is incurred. Advertising expense amounted to $22,655 for the year ended December 31, 2019.

Property and equipment
Property and equipment is stated at cost. Depreciation is calculated on the straight-line method over the estimated useful life of the related asset.

Description	Estimated Useful Life
Property and equipment	5 years

Subsequent events
The Company has evaluated subsequent events through February 16, 2020, which is the date the financial statements were available to be issued.

Note 3   **Net capital requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2019 the Company's net capital was $231,128 which was $225,846 in excess of its required net capital of $5,282. The Company's aggregate indebtedness to net capital was .34 to 1.

Note 4   **Concentrations**

Customers
For the year ended December 31, 2019, two customers represented 89% of the Company's revenue.

DUNN RUSH & CO. LLC

NOTES TO FINANCIAL STATEMENT (CONTINUED)
December 31, 2019
(See Report of Independent Registered Public Accounting Firm)

Note 4   **Concentrations (continued)**

Cash
The Company maintains its cash at financial institutions in bank deposits, which may exceed federally-insured limits. The Company has not experienced any losses in such accounts and the Company believes it is not exposed to any significant risk with respect to cash.

Note 5   **Leases**

The Company leased its premises under a two year lease that ends on December 31, 2020. Rent expense was $50,632 for the year ended December 31, 2019. The future minimum rent due for the year ending December 31, 2020 is $48,036.

Note 6   **Defined Benefit Pension Plan**

On December 29, 2016 the Company adopted a defined benefit pension plan (the Plan) with an effective date of January 1, 2016. The Plan covers all employees and members of the Company meeting certain eligibility requirements. As of December 31, 2019 only the two members of the Company met the criteria for eligibility. The Company's funding policy is to contribute an amount equal to or greater than the minimum funding requirements of the Employee Retirement Income Security Act of 1974, as determined under actuarial assumptions based upon percentage of payroll or self-employment income costs. The contributed amounts will not exceed the maximum tax deductible limit. The Plan will invest primarily in publicly traded securities including equities and fixed income instruments. The amount funded for the year ended December 31, 2019 is $275,000 and is recorded as pension expense for the year. The Company's share of the actuarially determined projected benefit obligation at December 31, 2019 is $896,535 and the accumulated benefit obligation is $896,535. This is based upon end of year valuations. These amounts were calculated using the following assumptions:

Pre-retirement interest rate	5%
Post retirement interest rate	5%

The total benefits payable as monthly annuities are expected to be as follows:

From 2020 through 2023	$59,378
From 2024 through 2029	$269,604
Lump sum payments at 2021	$663,470

DUNN RUSH & CO. LLC

NOTES TO FINANCIAL STATEMENT (CONTINUED)
December 31, 2019
(See Report of Independent Registered Public Accounting Firm)

Note 6   **Defined Contribution Retirement Plan**

In 2016 the Company adopted a defined contribution plan. The plan is a 401K/profit sharing plan and is eligible to all employees and members of the Company meeting certain eligibility. Eligible employees can elect to defer a portion of their salary or guaranteed payment to the 401k plan, while the Company can contribute a discretionary amount for profit sharing. For the year ended December 31, 2019, the Company contributed $33,600 to the plan.

Note 8   **Commitments and Contingencies**

The Company does not have any commitments, guarantees or contingencies including arbitration or other litigation claims that may result in a loss or future obligation. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.